SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
May 2002	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
 (Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
 (Address of Principal Executive Offices)

Telephone (403) 262-1838

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BRITISH COLUMBIA SECURITIES COMMISSION

YEAR END REPORT

BC Form 51-901F

ISSUER DETAILS
NAME OF ISSUER BIRCH MOUNTAIN RESOURCES LTD.		QUARTER ENDED 2001/12/31	DATE OF REPORT YY/MM/DD 2002/05/17
ISSUER ADDRESS 3100, 205 - Fifth Avenue S.W.
CITY PROVINCE CALGARY AB	POSTAL CODE T2P 2V7	ISSUER FAX NO. (403) 263-9888	ISSUER Telephone (403) 262-1838
CONTACT NAME DON L. DABBS	CONTACT POSITION Vice President & CFO		CONTACT TELEPHONE (403) 262-1838
CONTACT EMAIL ADDRESS dabbsd@birchmountain.com		WEB SITE ADDRESS www: birchmountain.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE "Donald L. Dabbs"	PRINT FULL NAME Donald L. Dabbs	DATE SIGNED YY/MM/DD 2002/05/17
DIRECTOR'S SIGNATURE "Douglas J. Rowe"	PRINT FULL NAME Douglas J. Rowe	DATE SIGNED YY/MM/DD 2002/05/17

BIRCH MOUNTAIN RESOURCES LTD.
 FORM 51-901F - YEAR END REPORT
December 31, 2001

SCHEDULE A: FINANCIAL STATEMENTS

The annual audited financial statements for the fiscal year ended December 31, 2001, prepared by Management and audited Myers Norris Penny LLP are attached.

Birch Mountain Resources Ltd.
Consolidated Financial Statements
December 31, 2001 and 2000

Birch Mountain Resources Ltd.
Auditors' Report

To the Shareholders of
Birch Mountain Resources Ltd.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

/s/ Myers Norris Penny LLP
Calgary, Alberta	Chartered Accountants
March 11, 2002

Comments for U.S. Readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company's ability to continue as a going concern, as referred to in Note 1 to these consolidated financial statements.  Our report to the shareholders dated March 11, 2002, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such matters in the auditors' report when the facts are adequately disclosed in the financial statements.

/s/ Myers Norris Penny LLP
Calgary, Alberta	Chartered Accountants
March 11, 2002

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
As at December 31

	2001	2000
Assets
Current
Cash (Note 4)	290,714	2,861,715
Accounts receivable	32,968	64,422
Prepaids and deposits	60,097	10,034
	383,779	2,936,171
Investment (Note 5)	-	15,930
Capital assets (Note 6)	225,828	200,587
Mineral exploration costs (Notes 3 and 7)	-	8,338,431
	609,607	11,491,119
Liabilities
Current
Accounts payable	309,101	385,462
Shareholders' equity
Share capital (Note 9)	24,346,505	24,633,830
Deficit	(24,045,999)	(13,528,173)
	300,506	11,105,657
	609,607	11,491,119

/s/ Donald L. Dabbs                         Director
Donald L. Dabbs

/s/ Kerry E. Sully                               Director
Kerry E. Sully

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the years ended December 31

	2001	2000	1999
Expenses
Amortization	59,046	55,385	40,478
Consulting	67,271	650,172	41,562
Mineral exploration costs	941,530	-	-
Office	284,698	228,276	162,197
Professional fees	450,538	322,499	120,811
Research costs	128,068	160,539	-
Salaries, management fees and benefits	428,171	475,912	247,870
Shareholder services and promotion	267,921	278,583	222,769
Loss before the following	2,627,243	2,171,366	835,687
Interest and other income	(72,560)	(194,504)	(71,096)
Gain on disposal of investment	(15,463)	-	(2,090)
Writedown of investments	-	-	14,160
Writedown of mineral exploration costs	-	1,792,388	25,836
	(88,023)	1,597,884	(33,190)
Loss before income taxes	2,539,220	3,769,250	802,497
Future income tax recovery	(359,825)	(238,622)	(226,800)
Net loss for year	2,179,395	3,530,628	575,697
Deficit, beginning of year, as previously stated	(13,528,173)	(9,997,545)	(9,421,848)
Adjustment for change in accounting policy (Note 3)	(8,338,431)	-	-
Deficit, beginning of year, as restated	(21,866,604)	(9,997,545)	(9,421,848)
Deficit, end of year	(24,045,999)	(13,528,173)	(9,997,545)
Loss per share
Basic	(0.06)	(0.11)	(0.02)

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31

	2001	2000	1999
Cash flows from operating activities
Interest income received	90,265	168,530	71,096
Refund of deposits	-	-	175,555
Cash paid to employees	(805,464)	(475,912)	(247,870)
Cash paid to suppliers	(1,875,408)	(1,103,616)	(526,667)
	(2,590,607)	(1,410,998)	(527,886)
Cash flows from financing activities
Issuance of common shares for cash	72,500	4,386,926	1,656,061
Share issuance costs	-	(36,536)	(34,594)
	72,500	4,350,390	1,621,467
Cash flows from investing activities
Proceeds on disposal of investment	31,392	-	8,890
Purchase of capital assets	(84,286)	(118,922)	(38,438)
Mineral exploration costs	-	(902,313)	(595,663)
	(52,894)	(1,021,235)	(625,211)
Increase (decrease) in cash	(2,571,001)	1,918,157	468,370
Cash at beginning of year	2,861,715	943,558	475,188
Cash at end of year	290,714	2,861,715	943,558

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2001, 2000 and 1999

1.    Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis.  This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  The Company has incurred a net loss of $2,179,395 during the year ended December 31, 2001 (2000 - $3,530,628; 1999 - $575,697) and as at December 31, 2001, has a deficit of $24,045,999.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits.  The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future.  If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments which might be necessary should the Company be unable to continue its operations as a going concern.

2.    Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.  These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., Swift River Minerals Ltd., and Rockyview Development Limited and its subsidiaries.  Swift River Minerals Ltd. was voluntarily dissolved on June 30, 2000.  Rockyview Development Limited and its subsidiaries have been inactive for the past three years.

(a)     Mineral Exploration Costs

During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, "Enterprises in the Development Stage" (see Note 3).  Pursuant to the adoption of this Guideline, commencing January 1, 2001, the Company expenses mineral exploration costs unless the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project.

Prior to 2001, mineral leases and permits were recorded at cost.  Cost included cash consideration and the market value of shares issued, if any.  All direct and indirect acquisition and exploration expenditures were capitalized and deferred until the leases and permits to which they related were placed into production, sold, allowed to lapse, or abandoned.  These costs were to be amortized over the estimated useful lives of the leases and permits following the commencement of production, or written off if the leases and permits were sold, allowed to lapse, or abandoned.  The Company assessed the carrying value of these mineral exploration costs annually and then, based on estimates, adjusted the carrying amount for any impairments in value or surrender of permits or leases.  The net costs related to abandonment or impairment were charged to earnings.

Leases and permits acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

(b)     Capital Assets

Capital assets are recorded at cost.  Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Equipment	Declining balance	20% - 30%
Computer	Declining balance	30% - 100%
Automotive	Declining balance	30%
Leasehold improvements	Straight line	20%

(c)       Future Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes.  Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences - the difference between the carrying amount of an asset or liability in the consolidated balance sheet and its tax basis - at the rate enacted at the date of the balance sheet.  At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value are reflected in income.

(d)      Stock Options

No compensation expense is recognized when stock options are issued to employees, service providers or directors.  Any consideration paid by the optionee on the exercise of stock options is credited to share capital.

(e)      Cash and Cash Equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less.  Cash subject to restrictions that prevent its use for current purposes is included in restricted cash.

(f)      Flow-through Shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.  Share capital is reduced by the estimated future income tax benefit of the renounced deductions as the expenditures are incurred.

(g)      Research Costs

The Company is actively engaged in researching new mineral technology applications.  Costs associated with such projects, including patent application costs, are expensed in the period they are incurred.

(h)      Per Share Amounts

Earnings per share amounts are computed using the weighted average number of common shares outstanding of 33,631,500 (2000 - 32,278,000; 1999 - 26,681,000).  On January 1, 2001, the Company adopted the treasury stock method, as described in Note 3.

(i)       Use of Estimates

The preparation of financial statements in conformity with Canadian generally acceptable accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements.  These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3.       Adoption of accounting policies

(a)      Mineral Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 11 "Enterprises in the Development Stage" (AcG-11).  The Guideline was effective for fiscal periods beginning on or after April 1, 2000, which affects the Company's December 31, 2001 year-end.  Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability.  When the carrying value of a property exceeds its net recoverable amount (net recoverable amounts are estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitment or the Company's assessment of a property's realizable value), a provision is made for the impairment in value.  Previously, the Company capitalized all of the exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that sufficient exploration had not occurred to assess whether the deferred costs would be recovered from a geological resource or reserve.

The Company was aware that there were differing views of how AcG-11 could affect mining companies with respect to deferred mineral exploration costs.  Although the Company had, and still continues to hold, sizeable land areas under mineral exploration leases and permits, it adopted AcG-11 and, in the absence of quantifiable evidence of a geological resource or reserve, wrote off its deferred mineral exploration costs.  The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001, by $8,338,431.  Prior periods have not been restated.

In March 2002, subsequent to the adoption of the accounting policy, the CICA issued Emerging Issues Committee "Accounting by Mining Enterprises for Exploration Costs" (EIC-126) as additional guidance on this matter.  Among other things, EIC-126 concluded that a mining enterprise that has not established mineral reserves objectively and, therefore, has no basis for preparing a projection of the estimated future net cash flow from the property is not precluded from capitalizing exploration costs, nor is it obliged to conclude that the capitalized costs have been impaired.

While the Company understands that EIC-126 provides additional clarification and guidance to support its previous policy for accounting for mineral exploration costs, the Company believes the change in accounting policy is appropriate for its circumstances and is consistent with reporting practices followed in the United States.  The Company considers its exploration properties to be prospective, and will continue its exploration activities in search of an economic ore body.

(b)      Per Share Amounts

The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of earnings per share amounts.  The Company has adopted the new standard effective January 1, 2001, and has applied it to calculate earnings per share as at December 31, 2001.  The Company has also retroactively applied the method to the earnings per share calculations for the years ended December 31, 2000, and 1999.  Under the new standard, the treasury stock method is used, instead of the imputed earnings method, to determine the dilutive effect of stock options and other instruments.  Under the treasury stock method, only "in the money" dilutive instruments have an impact on the diluted calculations.  In computing the diluted loss per share, 546,500 shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2001 (2000 - 1,432,000; 1999 - 1,417,000).  The effect of stock options and warrants on the per share amounts are anti-dilutive as their inclusion would reduce the loss per share; therefore, diluted amounts are not presented.

4.    Cash

	2001	2000
Cash, available for use	271,714	2,823,715
Cash, subject to restriction	19,000	38,000
	290,714	2,861,715

Cash subject to restriction represents an amount on deposit as security for a letter of credit to the government of Manitoba.

5.     Investment

	2001	2000
Tahera Corporation	-	15,930

During the year ended December 31, 1999, the cost of the Company's investment in 177,000 shares of Tahera Corporation, formerly Lytton Minerals Limited, had been written down to reflect its market value as at December 31, 1999.  Also during 1999, the Company disposed of 40,000 shares for net proceeds of $8,890.

The market value of the investment at December 31, 2000, was $21,240.

During 2001, all of the 177,000 shares of Tahera Corporation were sold for proceeds of $31,392.

6.    Capital assets

	Cost	2001 Net Book Value	Cost	2000 Net Book Value
Equipment	271,470	128,852	229,605	115,055
Computer	227,482	50,711	212,567	55,073
Automotive	38,417	20,522	38,417	29,317
Leasehold improvements	30,009	25,743	2,501	1,142
	567,378	225,828	483,090	200,587

7.    Mineral exploration costs

	Balance December 31, 2000	Change in Accounting Policy (Note 3)	Balance December 31, 2001
Alberta	8,217,013	(8,217,013)	-
Manitoba	121,418	(121,418)	-
	8,338,431	(8,338,431)	-

	Balance December 31, 1999	Additions During the year	Writedown During the year	Balance December 31, 2000
Alberta	7,715,104	2,233,588	1,731,679	8,217,013
Yukon	1	-	1	-
Manitoba	113,401	68,725	60,708	121,418
	7,828,506	2,302,313	1,792,388	8,338,431
	2001	2000	1999
Administration	6,414	71,136	3,000
Assay and geological	56,091	210,313	191,978
Land lease and permit *	171,250	1,579,366	50,414
Materials, services and drilling	177,744	140,103	109,209
Rental	81,228	58,486	8,150
Salaries	342,915	185,303	244,503
Travel and accommodations	105,888	57,606	51,140
	941,530	2,302,313	658,394

                * The 2000 land lease and permit cost includes $1,400,000 relating to shares issued for mineral permits.

(a)       Alberta

Although the Company has adopted the policy of expensing mineral exploration costs, it still holds a significant number of mineral rights in the Athabasca and Birch Mountain regions of northern Alberta.

The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc. and Albian Sands Energy Inc.  The agreements provide for a co-operative development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

During 2000, the Company acquired certain mineral rights from Tintina Mines Limited and NSR Resources Inc. for consideration consisting of 600,000 common shares.  The Company converted 45,388 hectares (112,156 acres) of mineral permits to mineral leases bringing the total land held under lease in the Athabasca Valley to 48,745 hectares (120,550 acres).

The Company allowed 19 mineral permits covering 175,104 hectares (432,690 acres) in the Caribou Mountains to lapse at the end of November 2000.

During 2001, certain lands in the Marguerite River area were designated wildlife preserves under the Special Places 2000 initiative of the Alberta Government.  This designation effects only a small portion of the land interests held by the Company, and it is management's opinion that this designation will have a minimal effect on the Company.  Additionally, the pre-existing mineral rights attached to these properties still remain in effect under the Special places 2000 initiative.

On December 7, 2001, the Company relinquished 10 metallic and industrial minerals permits covering 91,114 hectares (225,147 acres).

At December 31, 2001, the Company's mineral property in the Athabasca region was comprised of 83 permits and 27 leases covering 675,316 hectares (1,668,375 acres).  Precious metals are the principal exploration target on this property.

Based on the amount of land held under permits in the Athabasca region at December 31, 2001, the Company would be required to file an assessment report with the authorities indicating expenditures of approximately $8,200,000.  This assessment filing is due April 30, 2002.  Management estimates that as at February 28, 2002, approximately $6,000,000 in assessment work had been completed, an amount that is comprised of direct spending by the Company as well as significant costs incurred by other parties involved with the Company as a result of Co-Development Agreements.  The Company expects to relinquish some of its lower priority mineral permits in 2002.

Based on the amount of land held under lease at December 31, 2001, annual lease payments of approximately $170,000 will be required.

At December 31, 2001, the Company's mineral property in the Birch Mountains region was comprised of 10 permits covering 92,160 hectares (227,731 acres).  Diamond-bearing kimberlite intrusive rocks are the principal exploration target on this property, but the Company has also conducted some preliminary precious metal exploration in this region as well.

Based on the amount of land held under permits in the Birch Mountains region at December 31, 2001, the Company would be required to file an assessment report with the authorities indicating expenditures of approximately $1,240,000.  This assessment filing is due April 30, 2002, and will be filed jointly with the Athabasca assessment.

During 2001, the Company entered into discussions with Shear Minerals Ltd. (Shear) and Marum Resources Inc. (Marum). Under the terms of the agreement, Marum agreed to pay 100,000 of their shares, and Shear has agreed to pay 50,000 of their shares, to the Company.  These shares were issued to the Company subsequent to December 31, 2001.  Per the agreement, Marum and Shear can earn a total of 30% interest in the diamond rights held by the Company by spending $150,000 on exploration and by completing three drill holes, within the first year of the agreement.  Marum and Shear can earn an additional 30% interest in the diamond rights in year two by spending $150,000 on exploration, and another 30% interest in the diamond rights, for a total of 90% interest in the diamond rights, by spending $250,000 on exploration in year three of the agreement.  The Company will retain a 10% interest in the project and will hold a 2% gross overriding royalty on diamond production from the property.  Marum and Shear may purchase 1% of the gross overriding royalty at any time for a payment of $2,000,000.

(b)      Yukon

The Company did not exercise its option in 1998 to purchase a 100% interest in the Swift River permits in the Yukon.  As a result, in 2000, the Company wrote off all costs related to this project.

(c)      Manitoba

The Company's exploration activity in Manitoba is in the Dawson Bay area.  The Dawson Bay mineral property is held by Dawson Bay Minerals Inc., a wholly owned subsidiary of Birch Mountain Resources Ltd.

On May 8, 2001 the Company announced that it had relinquished 82,030 hectares (202,614 acres) of special exploration permits in the Dawson Bay area, retaining only one exploration permit covering 9,784 hectares (21,177 acres).  An assessment filing of $14,676 is due on April 20, 2002, to maintain this permit.  At present, it is the Company's intention not to file this assessment, thereby forfeiting the last remaining permit in the Dawson Bay area.

8.        Credit arrangement

At December 31, 2001, the Company had an authorized line of credit totalling $500,000, none of which was drawn.  The rate of bank prime plus one will be applied to amounts drawn.  Security provided includes cash, credit balances and deposit instruments held by the Company.

9.             Share capital

The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

(a)     Authorized capital

         Unlimited number of common voting shares
         Unlimited number of preferred shares issuable in series
         Unlimited number of non-voting shares

(b)     Common shares

	Number	Amount
Balance December 31, 1999	28,289,884	18,654,561
Issued for cash
Private placement	1,205,256	1,386,047
Private placement of flow-through shares	1,160,000	1,334,000
Stock options exercised	625,600	335,904
Warrants exercised	1,322,226	1,330,976
Issued in lieu of salary	350,000	490,000
Issued for mineral rights	600,000	1,400,000
Tax benefits renounced on flow-through shares	-	(264,964)
	33,552,966	24,666,524
Share issuance costs net of tax benefit of $15,436	-	(32,694)
Balance December 31, 2000	33,552,966	24,633,830
Issued for cash
Private placement	94,156	72,500
Tax benefits renounced on flow-through shares	-	(359,825)
Balance December 31, 2001	33,647,122	24,346,505

During 2001, the Company completed a private placement of 94,156 units at $0.77 per unit, none of which were flow-through units.  Each unit consisted of one common share.  No commissions were paid in relation to this issue.

At December 31, 2001, the Company had incurred and renounced approximately $1,259,000 of its flow-through commitment of $1,334,000.  An additional amount of $75,000 incurred during the first 60 days of 2002 has been renounced effective December 31, 2001.

During 2001, the Company entered into an agreement with AuRIC Precious Metals Inc. (AuRIC) to purchase rights to a customized fire assay protocol developed by AuRIC.  The contract includes provisions for independent, third-party verification tests using a double-blind, chain-of-custody test protocol, the costs of which are to be born by the Company.  When the Company is satisfied that AuRIC has met all of the conditions of the agreement, the Company has agreed to purchase the assay protocol from AuRIC for consideration of US$400,000 plus 640,000 common shares of the Company, 400,000 that will be free trading, and the issuance of which must comply with the applicable laws in Canada and the United States.

During 2000, the Company entered into an agreement with American Precious Metals (APM) whereby APM will provide introductions to parties who could aid in advancing the determination of precious metals.  The Company issued 350,000 shares at $1.40 during 2000 and was to issue an additional 150,000 shares upon the determination that APM had delivered to the Company a successful assay method, as confirmed by independent tests done in a third-party laboratory.  The costs related to this service were included in consulting costs in 2000.  To date, APM has not presented an assay method and, as a result, the Company has not issued any additional shares to APM.

During 2000, the Company completed private placements of 2,365,256 units at $1.15 of which 1,160,000 were flow-through units.  Each unit consisted of one common share and one-half common share warrant.  A commission of 19,565 units was paid in relation to this issue.

At December 31, 2000, the Company had incurred and renounced approximately $450,000 of its commitment of $1,334,000. An additional amount of $78,000 incurred during the first 60 days of 2001 was renounced effective December 31, 2000.

(c)      Preferred Shares

An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series.

(d)      Reserved for Issue

          Options

The Company has a stock option plan under which the board of directors can       grant options to purchase common shares to senior employees, consultants and directors, limited to a maximum of 10% of the issued and outstanding shares and a term not exceeding five years.  All options vest at the time of issue.

The Company has granted options on common shares as follows:
	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 1999 outstanding	2,795,600	0.22 - 1.36	0.80	2000 - 2004
Exercised	(625,600)	0.22 - 1.36	0.54	2000 - 2004
Cancelled	(250,000)	1.06	1.06	2000
December 31, 2000 outstanding	1,920,000	0.22 - 1.36	0.85	2001 - 2004
Granted	683,750	0.60 - 0.65	0.62	2006
Cancelled	(155,000)	0.70	0.70	2004
December 31, 2001 outstanding	2,448,750	0.22 - 1.36	0.80	2002 - 2006

The following summarizes information about stock options outstanding as at December 31, 2001:

Number of Shares	Expiry date	Weighted Average Price ($)
75,000	January 2002	0.70
100,000	March 2002	0.70
10,000	June 2002	0.70
150,000	March 2003	0.22
75,000	July 2003	0.22
490,000	November 2003	0.35
30,000	July 2004	1.25
835,000	November 2004	1.36
408,750	January 2006	0.60
275,000	April 2006	0.65
2,448,750		0.80

Warrants

In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 1999 outstanding	1,669,264	1.00 - 1.50	1.07	2000
Issued	1,182,628	1.50	1.50	2001
Exercised	(1,322,226)	1.00 - 1.50	1.01	2000
Expired	(118,885)	1.00	1.00	2000
December 31, 2000 outstanding	1,410,781	1.50	1.50	2001*
Issued	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
December 31, 2001 outstanding	1,410,781	1.50	1.50	2002

*              The Company has received approval from the Canadian Venture Exchange Inc. to extend the expiry date of the following warrants: 228,152 warrants which were to have expired on November 10, 2001, have been extended to June 21, 2002; 764,231 warrants which were to have expired on October 22, 2001, have been extended to June 21, 2002; 408,614 warrants which were to have expired on October 25, 2001, will now expire on June 25, 2002; and 9,784 warrants which were to have expired on October 31, 2001, have been extended to June 31, 2002.  The exercise price of all warrants will remain $1.50 per share.

(e)      Escrowed Shares

Under the requirements of the Alberta Securities Commission and the Canadian Venture Exchange Inc., 12,483,040 common shares issued in connection with the Company's initial listing as a Junior Capital Pool Corporation, its major transaction and its initial public offering, were held in escrow.  As at December 31, 1998, all of these shares have been released from escrow.  Under the terms of a voluntary pooling agreement, an additional 8,528,366 common shares were also placed in escrow and were to be released equally over five years.

As at December 31, 2001, nil common shares remained in escrow (2000 - 1,705,678).

10.     Continuing obligations

The Company rents premises and equipment under operating leases requiring annual payments over the next five years as follows:

2002	379,000
2003	373,000
2004	373,000
2005	353,000
2006	324,000

11.     Related-party transactions

The Company had the following transactions with related parties:

  Included in mineral exploration costs are amounts paid for aircraft usage and airborne surveying services of $Nil (2000 - $Nil; 1999 - $78,000) to a company controlled by a director;

  Included in salaries, management fees, and benefits are management fees aggregating $Nil (2000 -- $Nil; 1999 - $2,400) which were paid to companies employing the services of a director; and

  Included in shareholder services and promotion are amounts of $12,624 (2000 - $4,206; 1999 - $Nil) paid to a company controlled by the spouse of a director.

  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration establishing and agreed to by the related parties.

  12.          Income taxes

  Future income tax assets consist of the following temporary differences:

	2001	2000	1999
Mineral exploration costs	5,355,105	2,004,052	744,855
Capital assets	172,156	141,985	117,689
Scientific Research and Experimental Development
Expenditures Unclaimed	89,157	94,471	94,471
Loss carryforwards	869,553	662,160	662,389
Share issuance costs	21,843	32,780	79,473
Valuation allowance	(6,507,814)	(2,935,448)	(1,698,877)
Future tax assets (net of valuation allowance)	-	-	-

  At December 31, 2001, the Company has the following deductions available, which have been reflected in the financial statements:
    Canadian mining exploration costs and undepreciated capital cost allowance of $13,352,000 (2000 - $12,000,000, 1999 - $9,300,000) which may be carried forward indefinitely;
    Scientific Research and Experimental Development costs of $211,000, which may be carried forward indefinitely; and
    Non-capital loss carryforwards of approximately $2,065,000 which will expire as follows:
2002	387,000
2003	307,000
2004	297,000
2005	132,000
2006	185,000
2007	-
2008	757,000

  In addition to the above, the Company has the following deductions available, which have not been reflected in the financial statements:
    Capital losses of $765,000 which may be carried forward indefinitely; and
    Investment tax credits of $38,000 available for carry forward to 2005.

  The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

	2001	2000	1999
Loss before taxes	2,539,220	3,769,250	802,497
Expected tax recovery of 42.11% (2000 and 1999 - 44.62%)	1,069,266	1,681,839	358,074
Mineral exploration expenses capitalized for tax	(295,773)	(500,547)	(25,081)
Other	(25,007)	(9,464)	(17,728)
Resource allowance	(64,780)	(184,491)	(62,045)
Share issue costs	9,093	73,035	77,096
Valuation allowance	(332,974)	(821,750)	(103,516)
Future income tax recovery	359,825	238,622	226,800

  13.     Segmented information

  The Company's principal business segment is the acquisition and exploration of mineral leases and permits, and the development of mineral technologies.  All of the Company's leases and permits are in the exploration stage.  The Company's activities are focused on Western Canada, as detailed in Note 7.

  14.     Financial instruments

  The Company's financial instruments include cash, accounts receivable, investment and accounts payable.  There are no material differences between their fair values and carrying values at the balance sheet dates.

  15.     Subsequent events

  Subsequent to the balance sheet date, the Company received 50,000 shares of Shear Minerals Ltd, and 100,000 shares of Marum Resources Inc., as per the terms of the agreement outlined in Note 7.

  On March 7, 2002, the Company and the Canadian Venture Exchange Inc. reached an agreement whereby the Canadian Venture Exchange Inc. agreed to lift the suspension imposed by it on March 5, 2001, and reinstate the shares of the Company to trading.  Part of the agreement includes a reimbursement of expenses associated with the technical audit costs paid by the Company as a result of the trading suspension.  The Company's shares resumed trading on March 11, 2002.

  16.     Comparative figures

  Certain comparative figures have been reclassified to conform with current year presentation.

  17.     Material differences between Canadian and United States generally accepted accounting principles

  The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada.  Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

  (a)    The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet.  In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes.  The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $75,000 at December 31, 2001 (2000 - $806,000).

  (b)    Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2.  For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration.  Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.  For 2001, the Company's treatment of mineral exploration costs is similar to the treatment under U.S. GAAP, resulting in no material differences.

  (c)    Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP.  For U.S. GAAP, these costs are included in the future tax provision.

  If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	2001	2000
Mineral exploration costs under Canadian GAAP	-	8,338,431
Exploration expenditures	-	8,338,431
Mineral exploration costs under U.S. GAAP	-	-
Deficit under Canadian GAAP	24,045,999	13,528,173
Exploration expenditures	-	8,338,431
Future income taxes	1,229,889	870,064
Deficit under U.S. GAAP	25,275,888	22,736,668

  In addition, the impact on the consolidated statements of loss would be as follows:

	2001	2000
Net loss for the year under Canadian GAAP	2,179,395	3,530,628
Exploration expenditures	-	509,885
Future income taxes	359,825	238,662
Net loss for the year under U.S. GAAP	2,539,220	4,279,175
Loss per share under U.S. GAAP
Basic	0.08	0.13

  For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value-based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2001, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

  The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value-based method of accounting for stock options.  Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period.  These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are to be paid, vesting occurring on the expiration of the grant, and an annual risk-free rate of 5%. There were 683,750 options issued during 2001 (2000 - Nil).

  Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	2001	2000
Net loss for the year under U.S. GAAP	2,539,220	4,279,175
Pro-forma stock compensation	131,380	193,087
Pro-forma loss for the year under U.S. GAAP	2,670,600	4,472,262
Loss per share under U.S. GAAP
Basic	0.08	0.14

  BIRCH MOUNTAIN RESOURCES LTD.
  FORM 51-901F - YEAR END REPORT
  December 31, 2001

  SCHEDULE B:  SUPPLEMENTARY INFORMATION

  1.       a)  Summary of deferred exploration costs.

  Exploration costs are expensed as incurred, see Note 2 of the Financial Statements or Schedule C 2.a for an explanation of the change in accounting policy.

            b)  During the period the material expenditures were as follows:

	Dec. 31, 2001
Amortization		$ 59,046
Consulting		67,271
Mineral Exploration Costs		941,530
Equipment Rental	81,228
Lab Rental & Utilities	74,946
Transportation & Accommodation	37,356
Materials & Supplies	41,041
Mineral Lease	171,250
Third Party Services	192,761
Personnel	342,916
Office		284,698
Professional Fees		450,538
Accounting	14,930
Audit Fees Can	104,404
Audit Fees US	10,053
IT	47,020
Legal Fees Can	212,183
Legal Fees US	61,949

Research Costs		128,068
Materials, Assays	29,969
Services & Contracts	55,567
Salaries & Travel	42,532

Salaries, Management Fees & Benefits		428,171

Shareholder Services and Promotions		267,921

  2.         Related party transactions during the period:

  Included in shareholder services and promotions are amounts paid to a company controlled by the spouse of a director totaling $8,288.

  3.         Summary of securities issued and options granted during the period:

             a) Securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
04/03/01	Common Shares	Priv. Placem't	94,156	$0.77	$72,500	Cash

              b) Options granted during the period:

Date	Number	Name or Description Of Optionee	Exercise Price	Expiry Date
01/27/01 04/24/01	268,750 25,000	Employees Employees	$0.60 $0.65	01/27/06 04/24/06
01/27/01	40,000	Consultants	$0.60	01/27/06
01/27/01 04/24/01 04/24/01 04/24/01	100,000 125,000 25,000 100,000	Hopper/Director Clark/Director Hopper/Director Loov	$0.60 $0.65 $0.65 $0.65	01/27/06 04/24/06 04/24/06 04/24/06

  4.         Summary of securities as at the end of the reporting period:

              a)    Description of authorized share capital:

                      Unlimited number of voting common shares without par value
                      Unlimited number of preferred shares, issuable in series
                      Unlimited number of non-voting shares

              b)    Number and recorded value for shares as at the end of this reporting period:

                      Issued and outstanding: 33,647,122
                      Value:  $24,346,505

              c)    Description of options and warrants outstanding.

Number	Exercise Price	Expiry Date
Warrants
228,153	$1.50	06/21/02
764,231	$1.50	06/21/02
408,614	$1.50	06/25/02
9,783	$1.50	06/30/02

Options
75,000	$0.70	01/02/02
50,000	$0.70	03/24/02
10,000	$0.70	06/05/02
150,000	$0.90	03/09/03
75,000	$0.22	07/13/03
490,000	$0.35	11/16/03
30,000	$1.25	07/26/04
735,000	$1.36	11/18/04
408,750	$0.60	01/27/06
275,000	$0.65	04/24/06

              d)     All common shares held by Computershare Trust Company of Canada under the terms of a voluntary pooling agreement were released 05/09/01.

  5.         Directors and Officers as at the date this report is signed and filed:

Name	Position
Kerry E. Sully	Chairman & Director
Douglas J. Rowe	President, CEO & Director
Donald L. Dabbs	Vice President, CFO & Director
Lanny K. McDonald	Director
John I. Clark	Director
Charles S. Hopper	Director
John R. Houghton	Corporate Secretary
Suzanne L. Loov	Assistant Corporate Secretary
Hugh J. Abercrombie	Vice President - Exploration

  BIRCH MOUNTAIN RESOURCES LTD.
  FORM 51-901F - YEAR END REPORT
  December 31, 2001

  SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

  1.         Description of Business

  Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") is a mineral exploration and mineral technology company.  Mineral exploration is confined to Alberta, Canada.

  Landholdings at December 31, 2001:
Project	hectares	acres
Athabasca	675,316	1,668,735
Birch Mountains	92,160	227,731
Dawson Bay	9,784	24,177
Total	777,260	1,920,643

  On April 22, 2002, Birch Mountain announced it had filed a 2002 exploration assessment report with the Alberta Department of Energy in the amount of $5.15 million for work conducted from April 2000 to March 31, 2002, on its exploration properties in the Athabasca and Birch Mountains.  The assessment expenditures have been applied to 55 metallic and industrial minerals permits covering 360,675 hectares (890,086 acres).  The expenditures included in the 2002 assessment report are sufficient to retain Birch Mountain's priority permits for the next two years, or until the expiry of their 10-year term, whichever is earlier.  Additional assessment-eligible work has been completed and will be available for future assessment reports.  All exploration permits in the Birch Mountains have been retained, in accordance with the option agreement with Shear Minerals Inc. and Marum Resources Ltd.  The Athabasca exploration property has been reduced by 348,800 hectares (861,536 acres) to retain lands considered to be most prospective for precious metals.  Birch Mountain has maintained its core exploration land in Athabasca, comprising 48,785 hectares (120,548 acres) held under metallic and industrial mineral leases that require an annual lease payment of $175,000, and 360,675 hectares (891,228 acres) held under metallic and industrial mineral permits.

  Birch Mountain's wholly owned subsidiary, Dawson Bay Minerals Inc., announced April 22, 2002, that it allowed the Special Exploration Permit 99-1 covering 9,784 hectares (24,166 acres) near Dawson Bay, Manitoba, to lapse.  Birch Mountain no longer holds any mineral interests in Manitoba, the Yukon or Indonesia.

  2.         Operations and Financial Conditions

  Results of Operations
  Costs and Expenses

  Total costs and expenses were $1,685,713 (excluding $941,530 of Mineral Exploration Expenses) in 2001, down from  $2,171,366 in 2000, but up from $835,687 in 1999.  Salaries, management fees and benefits of $428,171 decreased in 2001 compared to $475,912 in 2000, but were higher than the $247,870 in 1999.  The higher expenses in 2001 and 2000 reflected the significant increase in laboratory work, the filing of a U.S. and international patent application, and the preparation of an assessment filing to hold our Athabasca and Birch Mountain mineral permits for two more years.  Legal, consulting and staff costs associated with the suspension of trading imposed by the Canadian Venture Exchange (now the TSX Venture Exchange the "Exchange") and the independent technical audit ordered by the Exchange caused a major increase in operating expenses in 2001 and 2000.  The total cost of defending the Company from the actions of the Exchange over these two years was approximately $1,000,000 in staff, consultant and legal expenses.  The writing and filing of the Form 20-F Registration Statement with the U.S. Securities and Exchange Commission also added considerable costs in professional fees in both 2001 and 2000.

  Corporate Income and Expense

  Birch Mountain is engaged in mineral exploration and technology development related to mineral characterization and extraction from rock on its mineral properties.  The Company's main source of income from year to year is interest earned on its term deposits.  Interest income over the years has varied with the amount of money in term deposits and has not been a significant contributors to the Company's ability to operate.  Interest and other income in 2001 was $88,023, a decrease from $194,504 in 2000, and up slightly from $71,096 in 1999.

  The Company and its subsidiaries have no income from production as the properties are still at an exploration stage and technology is still under development.  The Company spends about $150,000 per month for management and shareholder services, laboratory analysis, evaluation of geological samples, travel and other expenses.  Outside consulting and legal expenses add to this, and have been as high as $100,000 per month.

  Liquidity and Capital Resources

  The Company's primary sources of cash have been private placements.  At December 31, 2001, the Company's working capital was approximately $75,000 compared with $2.6 million in 2000.  Only one private placement took place during 2001 for the amount of $72,500.  The Company completed private placement financing of $2.7 million in January 2000, and the exercise of warrants in April 2000 provided an additional $1.3 million.  While Birch Mountain has been successful in raising funds, management believes that junior resource companies will continue to have difficulty financing new issues in 2002.  As a result, the Company will remain prudent and cautious, preserving its working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

  Comparatively, at December 31, 1999, working capital was approximately $700,000 following private placements in April and November that generated $1.7 million of cash.

  Mineral Exploration Costs

  Mineral Exploration Costs were $941,530 in 2001 compared with $2.4 million in 2000.  The Company focused its exploration programs on the Company's two Prairie Gold prospects, directing 99% of its 2001 exploration expenditures to our Athabasca project and the rest to our Dawson Bay play.  In comparison, capital expenditures in 1999 were $680,000, with 90% directed to Athabasca.

  Mineral Technology Costs

  The Company spent $128,068 in 2001 and $160,539 in 2000 on scientific research, primarily on the development of proprietary extraction and analytical techniques.  Expenditures on mineral technology were reduced in 2001 because of the commitment of senior technical staff to deal with the actions of the Exchange.  There were no similar expenditures on research in previous years.  The results of the Company's research led to the filing of a U.S. and international patent application in the spring of 2000.  The Company is are continuing its work in the Company's lab, at university and government labs in Canada and at selected high-quality independent laboratories in Canada and the U.S.

  On October 24, 2001, the Company announced that the expiry dates on all outstanding warrants were extended as follows:  228,152 warrants which were to have expired on November 10, 2001, were extended to June 21, 2002; 764,231 warrants which were to have expired on October 22, 2001, were extended to June 21, 2002; 408,614 warrants which were to have expired on October 25, 2001, will now expire on June 21, 2002, and 9,782 warrants which were to have expired on October 31, 2001, were extended to June 21, 2002.  The exercise price of all warrants remains at $1.50 per share.

  The Company's existing capital resources are inadequate to maintain operations at its current rate of investment in exploration and research to the end of 2002.  The Company announced a private placement on April 22, 2002, as the first step in what is planned to be a multi-staged financing to advance the natural nanoparticle research and precious metal assay verification programs, together with ongoing corporate activities.  Additional financing may not be available when needed, or if available, it may not be on terms that are acceptable to the Company.  To the extent that the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to stockholders will result.

  Birch Mountain does not use derivative instruments.  The Tahera Corporation shares, which were accepted as a settlement of debt, were sold during 2001.  The Company invests only in bank guaranteed certificates of deposit and, consequently, does not expect any material loss from marketable security instruments and believes its interest rate exposure is limited.

  3)         Significant Events

  TSX Venture Exchange

  A significant event in the past year was the trading suspension imposed by the Exchange.  On the basis of statements contained in the Company's news release of June 15, 2000, announcing our technical achievements and the filing of a U.S. patent application, trading of the Company's common shares was halted by the Exchange on June 16, 2000.  On June 28, 2000, the Exchange suspended trading of the Company's shares.

  Following three months of information review and consultation, the Company agreed to issue a clarifying news release, cooperate with the Exchange to conduct an independent technical audit and provide assurance to the Exchange that insiders of the Company would not trade in the Company's securities until the independent audit was complete.  On this basis, the CDNX agreed to allow trading in Birch Mountain's shares to resume.  The clarifying news release was issued on September 27, 2000, and the Exchange reinstated trading of the Company's common shares on September 29, 2000.

  Associated Mining Consultants Ltd. (AMCL) of Calgary conducted the independent technical audit.  Its final report was issued to the Exchange and the Company on February 8, 2001.  The Company issued a news release on February 16, 2001, that contained AMCL's conclusions, and the statement that Birch Mountain considered the audit process to have been flawed and disagreed with most of the report's conclusions.  The Exchange again suspended trading of the Company's common shares on March 5, 2001, based on information in the AMCL audit report.  The Company detailed its disagreements with the AMCL conclusions and filed these, together with other third-party reports, as part of its appeal of the suspension of trading with the Alberta Securities Commission (ASC) on March 9, 2001.

  On April 3, 2001, the ASC issued a directive to hear the Company's appeal, and ordered the Exchange to table the "record" of documents in its possession used in making the determination to suspend trading of the Birch Mountain common share.  Despite efforts throughout most of 2001, there was no response from the Exchange until the Company and a group of shareholders filed applications with the ASC for a hearing de Novo on October 30, 2001.  In response to this action, legal counsel for the CDNX proposed an appeal to the Exchange's Listed Company Review Panel.  On consideration of the options, and preserving the right of appeal to the ASC, Birch Mountain filed an appeal with the Listed Company Review Panel.  On December 14, 2001, the independent Panel was named, and the first meeting to discuss process took place December 18, 2001.  Birch Mountain requested a hearing de Novo, or a hearing in which new evidence could be presented.  The Exchange objected, and a preliminary hearing on this application was held January 4, 2002.  The Panel granted the Company's application for a hearing de Novo, citing a "reasonable apprehension of bias" on the part of the Exchange.

  The full hearing was to begin January 28, 2002, but Birch Mountain accepted a proposal from the Exchange for a negotiated settlement.  After protracted discussions, an extensive news release was issued March 7, 2002, and trading of the Company's common shares resumed on the Exchange on March 11, 2002.  The Exchange advised that "no adverse inference should be drawn from the suspension."

  Registration with the U.S. Securities and Exchange Commission

  In September 2000, Birch Mountain filed a Form 20-F Registration Statement with the U.S. Securities and Exchange Commission (SEC).  Registration with the SEC enables U.S. broker/dealers to solicit secondary investment in the Company's securities and facilitates investment by U.S. citizens. Registration with the SEC is also a prerequisite to an application for listing on a U.S. stock exchange.  Birch Mountain filed a Form 20-F Annual Report with the SEC on June 28, 2001.

  Birch Mountain fully adopted the accounting guideline AcG-11- Enterprises in the Development Stage, released in March 2000 by the Canadian Institute of Chartered Accountants.  This resulted in the Company writing off all deferred mineral exploration costs, so now the Company's exploration related costs receive essentially the same treatment under both Canadian and U.S. GAAP.

  Trading in the U.S.A.

  The Company engaged Kenny Securities Corp. of St. Louis as Market Maker.  The Market Maker filed a Form 211 with the National Association of Securities Dealers (NASD) in August 2001 for approval to make a market in the shares of Birch Mountain on the Over-the-Counter Bulletin Board.  The application was reviewed, but trading was not approved until the Company announced its settlement with the Exchange on March 7, 2002.  Trading under the symbol BHMNF began on the OTC-BB on April 2, 2002.

  BIRCH MOUNTAIN RESOURCES LTD.

  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

May 23, 2002	BIRCH MOUNTAIN RESOURCES LTD.
By: /s/ Donald L. Dabbs DONALD L. DABBS Vice-President and CFO